Exhibit 99.1

Press Release, 7 August 2019

Interxion Reports Second Quarter 2019 Results

Revenue Growth of 14% Year Over Year

Demand Drives New Investments in Frankfurt, Paris, Marseille and Stockholm

AMSTERDAM 7 August 2019 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, today announced its results for the three-month period ended 30 June 2019 and further investments in four markets.

Financial Highlights

•	Revenue increased by 14% to €158.5 million (2Q 2018: €138.8 million).

•	Recurring revenue(1) increased by 14% to €150.0 million (2Q 2018: €131.7 million).

•	Net income increased by €8.0 million to €8.6 million (2Q 2018: €0.6 million).

•	Adjusted net income(1) decreased by 16% to €7.5 million (2Q 2018: €8.9 million).

•	Diluted earnings per share increased by €0.11 to €0.12 (2Q 2018: €0.01).

•	Adjusted diluted earnings per share(1) decreased by 16% to €0.10 (2Q 2018: €0.12).

•	Adjusted EBITDA(1) increased by 26% to €80.2 million (2Q 2018: €63.4 million).

•	Adjusted EBITDA margin(1) increased to 50.6% (2Q 2018: 45.7%).

•	Capital expenditure, including intangible assets(2), were €123.5 million (2Q 2018: €120.5 million).

[1]

All of the following items are non-IFRS measures intended to adjust for certain items and are not measures of financial performance under IFRS: “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Adjusted EBITDA excluding the impact of IFRS 16”, “Adjusted EBITDA margin excluding the impact of IFRS 16”, “Recurring revenue”, “Revenue on a constant currency basis”, “Adjusted net income”, “Adjusted basic earnings per share”, “Adjusted diluted earnings per share” and “Cash generated from operations”. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this press release. Reconciliations of Net income to Adjusted EBITDA, Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16, Net income to Adjusted net income and Revenue to Recurring revenue, can be found in the financial tables later in this press release.

[2]

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 7 August 2019

Operating Highlights

•	Equipped space(3) increased by 6,500 square metres (“sqm”) during the quarter to 154,800 sqm metres.

•	Revenue generating space(4) increased by 2,600 sqm during the quarter to 121,600 sqm.

•	Utilisation rate(5) at the end of the quarter was 79%.

•	During the second quarter, Interxion completed the following capacity additions:

•	2,000 sqm in Vienna;

•	1,300 sqm in Madrid;

•	1,100 sqm in Marseille;

•	800 sqm in Stockholm;

•	600 sqm in London;

•	400 sqm in Paris; and

•	300 sqm in Dusseldorf.

[3]

Equipped space is the amount of data centre space that, on the date indicated, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.

[4]	Revenue generating space is the amount of Equipped space that is under contract and billed on the date indicated.
[5]	Utilisation rate represents Revenue generating space as a percentage of Equipped space.

Press Release, 7 August 2019

“As reflected in the solid second quarter results, Interxion continues to experience favourable demand, driven primarily by the cloud and content platform providers,” said David Ruberg, Interxion’s Chief Executive Officer. “In response to customer demand and orders, we are announcing today incremental investments in Frankfurt, Paris, Marseille and Stockholm. Our recent equity issuance and credit rating upgrade support our ongoing expansion activity, with a focus on sustaining our attractive returns.”

Quarterly Review

As previously noted, the implementation of International Financial Reporting Standard 16 - Leases (“IFRS 16”) on 1 January 2019 reclassified certain expense items, thus impacting the comparability of our results to periods prior to the implementation of IFRS 16. This accounting change had no impact on our revenues or underlying net cash flows. A reconciliation from Adjusted EBITDA and Adjusted EBITDA margin reported after giving effect to IFRS 16 to corresponding measures excluding the impact of IFRS 16 are provided later in this press release.

Revenue in the second quarter of 2019 was €158.5 million, a 14% increase over the second quarter of 2018 and a 5% increase over the first quarter of 2019. Recurring revenue was €150.0 million, a 14% increase over the second quarter of 2018 and a 3% increase over the first quarter of 2019. Recurring revenue in the second quarter represented 95% of total revenue. On a constant currency(6) basis, revenue in the second quarter of 2019 was 14% higher than in the second quarter of 2018.

Cost of sales in the second quarter of 2019 was €54.7 million, a 2% increase over the second quarter of 2018 and a 9% increase over the first quarter of 2019.

Gross profit was €103.7 million in the second quarter of 2019, a 22% increase over the second quarter of 2018 and a 3% increase over the first quarter of 2019. Gross profit margin was 65.5% in the second quarter of 2019, compared with 61.3% in the second quarter of 2018 and 66.7% in the first quarter of 2019.

[6]

We present constant currency information to assess how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

Press Release, 7 August 2019

Sales and marketing costs in the second quarter of 2019 were €9.4 million, a 2% decrease over the second quarter of 2018 and a 3% increase over the first quarter of 2019.

General and administrative costs, excluding the items we adjust for in the determination of Adjusted EBITDA, were €14.2 million in the second quarter of 2019, a 17% increase over the second quarter of 2018 and a 4% decrease from the first quarter of 2019.

Depreciation and amortisation in the second quarter of 2019 were €44.3 million, a 38% increase over the second quarter of 2018 and a 6% increase over the first quarter of 2019.

Operating income in the second quarter of 2019 was €29.6 million, an increase of 12% over the second quarter of 2018 and a 1% decrease from the first quarter of 2019.

Net finance expense for the second quarter of 2019 was €17.1 million, a 25% decrease from the second quarter of 2018 and a 3% increase over the first quarter of 2019.

Income tax expense for the second quarter of 2019 was €3.6 million, a 30% increase over the second quarter of 2018 and a 24% decrease from the first quarter of 2019.

Net income was €8.6 million in the second quarter of 2019, an €8.0 million increase over the second quarter of 2018 and a 3% increase from the first quarter of 2019.

Adjusted net income was €7.5 million in the second quarter of 2019, a 16% decrease from the second quarter of 2018 and a 6% increase from the first quarter of 2019.

Adjusted EBITDA for the second quarter of 2019 was €80.2 million, a 26% increase over the second quarter of 2018 and a 4% increase over the first quarter of 2019. Adjusted EBITDA margin was 50.6% in the second quarter of 2019 compared to 45.7% in the second quarter of 2018 and 51.0% in the first quarter of 2019.

Adjusted EBITDA excluding the effects of IFRS 16 for the second quarter was €71.5 million, a 13% increase over the second quarter of 2018 and a 3% increase over the first quarter of 2019. Adjusted EBITDA margin excluding the effects of IFRS 16 in the second quarter of 2019, was 45.1%, compared to 45.7% in the second quarter of 2018 and 45.7% in the first quarter of 2019.

Press Release, 7 August 2019

Net cash flows from operating activities in the second quarter of 2019 were €35.8 million compared to €31.6 million in the second quarter of 2018 and €71.3 million in the first quarter of 2019.

Cash generated from operations(1) in the second quarter of 2019 was €71.8 million compared to €55.1 million in the second quarter of 2018 and €79.9 million in the first quarter of 2019.

Capital expenditure, including intangible assets, in the second quarter of 2019 were €123.5 million compared with €120.5 million in the second quarter of 2018 and €144.1 million in the first quarter of 2019.

Cash and cash equivalents were €55.6 million at 30 June 2019, compared with €186.1 million at year end 2018.

Total borrowings and lease liabilities net of cash and cash equivalents were €1,672.2 million in aggregate at 30 June 2019, compared with €1,104.1 million at 31 December 2018. Excluding lease liabilities, total borrowings were €1,276.7 million at 30 June 2019, compared with €1,239.8 million at 31 December 2018.

As at 30 June 2019, €40 million was drawn under Interxion’s €300 million unsecured revolving credit facility. The full amount was repaid after the end of the quarter.

On 1 July 2019, Interxion issued 4.6 million ordinary shares in a public offering generating net proceeds of €283.2 million.

Equipped space at the end of the second quarter of 2019 was 154,800 square metres, compared to 132,600 square metres at the end of the second quarter of 2018 and 148,300 square metres at the end of the first quarter of 2019. Revenue generating space at the end of the second quarter of 2019 was 121,600 square metres, compared to 106,200 square metres at the end of the second quarter of 2018 and 119,000 square metres at the end of the first quarter of 2019. Utilisation rate, the ratio of revenue

Press Release, 7 August 2019

generating space to equipped space, was 79% at the end of the second quarter of 2019, compared to 80% at the end of the second quarter of 2018 and 80% at the end of the first quarter of 2019.

Investment Initiatives in Frankfurt, Marseille, Stockholm and Paris

In response to continued customer demand and orders, Interxion will expand existing data centres in Frankfurt and Marseille and construct a new data centre in Stockholm (“STO6”). Additionally, Interxion has added to its land ownership in Paris.

In Frankfurt, Interxion will add capacity in its FRA15 data centre by constructing Phases 3 and 4. These phases will add an additional 4,700 square metres of equipped space and are scheduled to open in 3Q 2021. The capital expenditure associated with the final two phases of FRA15 is expected to be approximately €40 million.

In Marseille, Interxion will construct the second phase of its MRS3 data centre. This phase will provide approximately 2,400 sqm of equipped space and is scheduled to open in 3Q 2020. The capital expenditure associated with this phase of MRS3 is expected to be approximately €31 million.

In Stockholm, STO6 will be constructed in four phases, delivering a total of 3,300 sqm of equipped space and 5 megawatts (“MW”) of customer available power when fully built out. The first phase of STO6, which is expected to provide approximately 500 sqm, is scheduled to open in 2Q 2020. The second phase is expected to provide approximately 600 sqm and is scheduled to open in 4Q 2020. The capital expenditure associated with the first two phases of STO6 is expected to be approximately €21 million.

In Paris, Interxion completed the acquisition of the land on which its PAR7 data centre is located, for €19 million. The PAR7 site is adjacent to additional land of 68,000 sqm, over which we have a purchase option. This site has an industrial zoning rating and access to 50 MW of available power.

Press Release, 7 August 2019

Business Outlook

Interxion today is reaffirming guidance for Revenue, Adjusted EBITDA and Capital expenditure (including intangibles) for full year 2019:

Revenue	€632 million – €647 million

Adjusted EBITDA	€324 million – €334 million

Capital expenditure (including intangibles)	€570 million – €600 million

Conference Call to Discuss Results

Interxion will host a conference call today at 8:30 a.m. ET (1:30 p.m. BST, 2:30 p.m. CET) to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-1396; callers outside the U.S. may dial direct +44 (0) 2071 928 000. The conference ID for this call is INXN. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 21 August 2019. To access the replay, U.S. callers may dial toll free 1-866-331-1332; callers outside the U.S. may dial direct +44 (0) 3333 009 785. The replay access number is 3364477.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the

Press Release, 7 August 2019

capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”).

Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Non-IFRS Financial Measures

These materials include non-IFRS financial measures and ratios, including (i) Adjusted EBITDA; (ii) Adjusted EBITDA margin, (iii) Adjusted EBITDA excluding the impact of IFRS 16; (iv) Adjusted EBITDA margin excluding the impact of IFRS 16; (v) Recurring revenue; (vi) Revenue on a constant currency basis; (vii) Adjusted net income; (viii) Adjusted basic earnings per share; (ix) Adjusted diluted earnings per share and (x) Cash generated from operations, that are not required by, or presented in accordance with, IFRS.

Other companies may present Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. None of these measures are measures of financial performance under IFRS and should not be considered as a measure of liquidity or as an alternative to Profit for the period attributable to shareholders (“Net income”) or as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Press Release, 7 August 2019

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis

We define Adjusted EBITDA as Net income adjusted for income tax expense, net finance expense and the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated and amortised on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognized as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•

Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed, and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres is not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

Press Release, 7 August 2019

In addition, we present Adjusted EBITDA excluding the impact of IFRS 16 for comparative purposes with regard to Adjusted EBITDA presented in periods prior to 1 January 2019, the effective date of IFRS 16. Adjusted EBITDA margin excluding the impact of IFRS 16 is defined as Adjusted EBITDA excluding the impact of IFRS 16 as a percentage of revenue.

For a reconciliation of Net income to Adjusted EBITDA and from Adjusted EBITDA to Adjusted EBITDA excluding the impact of IFRS 16, see the notes to the Condensed Consolidated Interim Financial Statements. Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16 and other key performance indicators may not be indicative of our historical results of operations based on IFRS, nor are they meant to be predictive of future results under IFRS.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites. Management believes that the exclusion of these items provides useful supplemental information to revenue from colocation and associated power charges to aid investors in evaluating the recurring revenue performance of our business. For a reconciliation of Revenue to Recurring revenue, see the notes to the Condensed Consolidated Interim Financial Statements.

We present constant currency information for revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our on-going operational performance because it helps us and our investors evaluate the on-going operating performance of the business after removing the impact of currency exchange rates.

Press Release, 7 August 2019

We believe Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue and Revenue on a constant currency basis provide useful supplemental information to investors regarding our ongoing operational performance. These measures help us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense), our asset base (primarily depreciation and amortisation) and the implementation of new accounting standards. Management believes that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16, when combined with the primary IFRS presentation of Net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA and Adjusted EBITDA excluding the impact of IFRS 16 facilitates comparisons between us and other data centre operators (including other data centre operators that are REITs) and other infrastructure-based businesses. Adjusted EBITDA excluding the impact of IFRS 16 is also a relevant measure used in the financial covenants of our revolving credit facility and our 4.75% Senior Notes due 2025. Pursuant to the terms of our revolving credit facility and our 4.75% Senior Notes due 2025, the calculation of Adjusted EBITDA for the purposes of the financial covenants is determined in accordance with IFRS as of the date of the financing agreements and therefore does not include the impact of IFRS 16.

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as Net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognized in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

Press Release, 7 August 2019

•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•

Adjustments related to capitalized interest – under IFRS, we are required to calculate and capitalize interest allocated to the investment in data centres and exclude it from Net income. We believe that reversing the impact of capitalized interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believes that the exclusion of certain items listed above provides useful supplemental information to Net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with Net income prepared in accordance with IFRS, is beneficial to a complete understanding of our performance. A reconciliation from reported Net income to Adjusted net income is provided in notes to the Condensed Consolidated Interim Financial Statements.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as Net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items provides useful supplemental information to Net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

Press Release, 7 August 2019

Additional Key Performance Indicators

In addition to Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations, our management also uses the following key performance indicators as measures to evaluate our performance:

•

Equipped space: the amount of data centre space that, on the date indicated, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. Equipped space at a particular data centre may decrease if either (a) the power requirements of customers at a data centre change so that all or a portion of the remaining space can no longer be sold because the space does not have enough power capacity and/or common infrastructure to support it without further investment or (b) if the design and layout of a data centre changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space (such as corridors) which cannot be sold to individual customers;

•	Revenue generating space: the amount of Equipped space that is under contract and billed on the date indicated;

•

Utilisation rate: on the date indicated, Revenue generating space as a percentage of Equipped space. Some Equipped space is not fully utilised because of customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation rate does not reach 100%.

Press Release, 7 August 2019

IFRS 16 – Leases

We adopted International Financial Reporting Standard 16 – Leases, from 1 January 2019. Under IFRS 16, operating leases are recognized as right of use assets and lease liabilities, and certain components of revenue are recognized as lease revenue.

The impact of IFRS 16 on revenue, gross profit, operating income, Adjusted EBITDA, depreciation and amortisation and net finance expense for the three-month and six-month periods ended 30 June 2019 and total assets and total liabilities as at 30 June 2019 is provided in the tables attached to this press release.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 53 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 7 August 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2019	2018	2019	2018
Revenue	158,476	138,824	310,007	272,660
Cost of sales	(54,729)	(53,701)	(105,123)	(106,398)

Gross Profit	103,747	85,123	204,884	166,262
Other income	—	—	—	86
Sales and marketing costs	(9,397)	(9,601)	(18,551)	(18,309)
General and administrative costs	(64,798)	(49,250)	(126,942)	(94,894)

Operating income	29,552	26,272	59,391	53,145
Net finance expense	(17,148)	(22,895)	(33,810)	(34,299)
Share of result of equity-accounted investees, net of tax	(163)	—	(163)	—

Profit before income taxes	12,241	3,377	25,418	18,846
Income tax expense	(3,627)	(2,795)	(8,405)	(6,608)

Net income	8,614	582	17,013	12,238

Basic earnings per share(a): (€)	0.12	0.01	0.24	0.17
Diluted earnings per share(b): (€)	0.12	0.01	0.23	0.17

Number of shares outstanding at the end of the period (shares in thousands)	71,888	71,609	71,888	71,609
Weighted average number of shares for Basic EPS (shares in thousands)	71,876	71,481	71,843	71,455
Weighted average number of shares for Diluted EPS (shares in thousands)	72,457	71,946	72,398	71,902

			As at
			Jun-30	Jun-30
Capacity metrics			2019	2018
Equipped space (in square meters)			154,800	132,600
Revenue generating space (in square meters)			121,600	106,200
Utilisation rate			79%	80%

(a)	Basic earnings per share are calculated as net income divided by the weighted average number of shares for Basic EPS.
(b)	Diluted earnings per share are calculated as net income divided by the weighted average number of shares for Diluted EPS.

Press Release, 7 August 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: REPORTING SEGMENT INFORMATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2019	2018	2019	2018
Consolidated
Recurring revenue	149,975	131,709	295,253	258,671
Non-recurring revenue	8,501	7,115	14,754	13,989

Revenue	158,476	138,824	310,007	272,660

Net income	8,614	582	17,013	12,238
Net income margin	5.4%	0.4%	5.5%	4.5%

Operating income	29,552	26,272	59,391	53,145
Operating income margin	18.6%	18.9%	19.2%	19.5%

Adjusted EBITDA	80,158	63,431	157,435	124,306

Gross profit margin	65.5%	61.3%	66.1%	61.0%

Adjusted EBITDA margin	50.6%	45.7%	50.8%	45.6%

Total assets	2,743,383	1,975,113	2,743,383	1,975,113
Total liabilities(a)	2,082,604	1,368,236	2,082,604	1,368,236
Capital expenditure, including intangible assets(b)	(123,477)	(120,515)	(267,558)	(216,709)

France, Germany, the Netherlands, and the UK
Recurring revenue	100,673	87,317	197,536	170,771
Non-recurring revenue	4,962	4,196	9,399	8,653

Revenue	105,635	91,513	206,935	179,424
Operating income	33,584	30,311	66,896	57,946
Operating income margin	31.8%	33.1%	32.3%	32.3%

Adjusted EBITDA	62,935	51,388	124,056	99,366

Gross profit margin	66.3%	63.2%	66.9%	62.2%

Adjusted EBITDA margin	59.6%	56.2%	59.9%	55.4%

Total assets	1,968,376	1,360,299	1,968,376	1,360,299
Total liabilities(a)	623,050	275,898	623,050	275,898
Capital expenditure, including intangible assets(b)	(77,780)	(82,556)	(177,405)	(153,130)

Rest of Europe
Recurring revenue	49,302	44,392	97,717	87,900
Non-recurring revenue	3,539	2,919	5,355	5,336

Revenue	52,841	47,311	103,072	93,236

Operating income	20,628	18,643	41,637	38,242
Operating income margin	39.0%	39.4%	40.4%	41.0%

Adjusted EBITDA	32,593	27,171	64,835	54,742

Gross profit margin	69.8%	65.0%	70.8%	66.3%
Adjusted EBITDA margin	61.7%	57.4%	62.9%	58.7%
Total assets	685,304	443,999	685,304	443,999
Total liabilities(a)	210,740	84,045	210,740	84,045
Capital expenditure, including intangible assets(b)	(37,891)	(29,805)	(79,476)	(52,472)

Corporate and other
Operating income	(24,660)	(22,682)	(49,142)	(43,043)

Adjusted EBITDA	(15,370)	(15,128)	(31,456)	(29,802)

Total assets	89,703	170,815	89,703	170,815
Total liabilities(a)	1,248,814	1,008,293	1,248,814	1,008,293
Capital expenditure, including intangible assets(b)	(7,806)	(8,154)	(10,677)	(11,107)

(a)

Certain comparative figures as at 30 June 2018 have been restated compared to the amounts disclosed on Form 6-K furnished on 2 August 2018. For further details see Note 2 and Note 28 of our 2018 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2019.

(b)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the condensed consolidated statements of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Press Release, 7 August 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED EBITDA RECONCILIATION

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2019	2018	2019	2018
Reconciliation to Adjusted EBITDA

Consolidated

Net income	8,614	582	17,013	12,238
Income tax expense	3,627	2,795	8,405	6,608

Profit before taxation	12,241	3,377	25,418	18,846
Share of result of equity-accounted investees, net of tax	163	—	163	—
Net finance expense	17,148	22,895	33,810	34,299

Operating income	29,552	26,272	59,391	53,145
Depreciation and amortisation	44,320	32,191	85,998	61,750
Share-based payments	5,725	3,927	11,405	7,249
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(a)	561	1,041	641	2,248
Items related to sub-leases on unused data centre sites(b)	—	—	—	(86)

Adjusted EBITDA(c)	80,158	63,431	157,435	124,306

France, Germany, the Netherlands, and the UK

Operating income	33,584	30,311	66,896	57,946
Depreciation and amortisation	29,010	20,818	56,417	40,903
Share-based payments	341	259	743	603
Items related to sub-leases on unused data centre sites(b)	—	—	—	(86)

Adjusted EBITDA(c)	62,935	51,388	124,056	99,366

Rest of Europe

Operating income	20,628	18,643	41,637	38,242
Depreciation and amortisation	11,728	8,223	22,608	15,971
Share-based payments	237	305	590	529

Adjusted EBITDA(c)	32,593	27,171	64,835	54,742

Corporate and Other

Operating loss	(24,660)	(22,682)	(49,142)	(43,043)
Depreciation and amortisation	3,582	3,150	6,973	4,876
Share-based payments	5,147	3,363	10,072	6,117
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(a)	561	1,041	641	2,248

Adjusted EBITDA(c)	(15,370)	(15,128)	(31,456)	(29,802)

(a)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(b)	“Items related to sub-leases on unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as “Other income”.
(c)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

Press Release, 7 August 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED BALANCE SHEET

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Jun-30	Dec-31
	2019	2018
Non-current assets
Property, plant and equipment	1,878,533	1,721,064
Right-of-use assets	438,556	—
Intangible assets	66,492	64,331
Goodwill	38,900	38,900
Deferred tax assets	24,607	21,807
Investment in associate	3,583	—
Other investments	12,606	7,906
Other non-current assets	15,934	16,843

	2,479,211	1,870,851
Current assets
Trade receivables and other current assets	208,611	205,613
Cash and cash equivalents	55,561	186,090

	264,172	391,703

Total assets	2,743,383	2,262,554

Shareholders’ equity
Share capital	7,188	7,170
Share premium	564,592	553,425
Foreign currency translation reserve	2,965	3,541
Hedging reserve, net of tax	(179)	(165)
Accumulated profit	86,213	69,449

	660,779	633,420
Non-current liabilities
Borrowings	1,235,214	1,266,813
Lease liabilities	423,508	—
Deferred tax liabilities	16,912	16,875
Other non-current liabilities	17,974	34,054

	1,693,608	1,317,742
Current liabilities
Trade payables and other current liabilities	311,880	280,877
Lease liabilities	27,563	—
Income tax liabilities	8,048	7,185
Borrowings	41,505	23,330

	388,996	311,392

Total liabilities	2,082,604	1,629,134

Total liabilities and shareholders’ equity	2,743,383	2,262,554

Press Release, 7 August 2019

INTERXION HOLDING NV

NOTES TO THE CONDENSED CONSOLIDATED BALANCE SHEET: BORROWINGS AND LEASE LIABILITIES NET OF CASH AND CASH EQUIVALENTS

(in €‘000 — except where stated otherwise)

(unaudited)

	As at
	Jun-30	Dec-31
	2019	2018
Borrowings and lease liabilities net of cash and cash equivalents

Cash and cash equivalents	55,561	186,090
4.75% Senior Notes due 2025(a)	1,189,060	1,188,387
Finance lease liabilities (IAS 17)(b)	—	50,374
Mortgages	50,411	51,382
Borrowings under our Revolving Facilities	37,248	—

Borrowings	1,276,719	1,290,143
Lease liabilities (IFRS 16)(b)	451,071	—

Total borrowings and lease liabilities	1,727,790	1,290,143

Borrowings and lease liabilities net of cash and cash equivalents(c)	1,672,229	1,104,053

(a)	The €1,200 million 4.75% Senior Notes due 2025 include a premium on additional issuances and are shown after deducting commissions, offering fees and expenses.
(b)	Under IFRS 16, finance lease liabilities are included in the aggregated amount of lease liabilities rather than presented separately.
(c)

Total borrowings and lease liabilities exclude deferred financing costs of €2.3 million as of 31 December 2018 which were incurred in connection with the €300 million Revolving Credit Facility, entered into on 18 June 2018. Total borrowings and lease liabilities include deferred financing costs of €2.7 million as of 30 June 2019. The deferred financing costs have been included as during the second quarter the Group has drawn €40.0 million under the Revolving Credit Facility.

Press Release, 7 August 2019

INTERXION HOLDING NV

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in €‘000 — except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2019	Jun-30 2018	Jun-30 2019	Jun-30 2018(a)
Net income	8,614	582	17,013	12,238
Depreciation and amortisation	44,320	32,191	85,998	61,750
Share-based payments	5,395	3,646	10,501	6,863
Net finance expense	17,148	22,895	33,810	34,299
Share of result of equity-accounted investees, net of tax	163	—	163	—
Income tax expense	3,627	2,795	8,405	6,608

	79,267	62,109	155,890	121,758
Movements in trade receivables and other assets	(17,549)	(13,858)	(36,753)	(20,055)
Movements in trade payables and other liabilities	10,035	6,858	32,481	11,486

Cash generated from operations	71,753	55,109	151,618	113,189
Interest and fees paid(a)	(29,435)	(18,600)	(34,300)	(38,831)
Income tax paid	(6,529)	(4,893)	(10,188)	(8,166)

Net cash flows from operating activities	35,789	31,616	107,130	66,192
Cash flows used in investing activities
Purchase of property, plant and equipment	(119,972)	(117,534)	(260,667)	(211,751)
Financial investments - deposits	(4)	114	12,591	280
Acquisition of associate	(3,745)	—	(3,745)	—
Purchase of intangible assets	(3,505)	(2,981)	(6,891)	(4,958)
Loans provided	(2,375)	(834)	(2,814)	(1,251)

Net cash flows used in investing activities	(129,601)	(121,235)	(261,526)	(217,680)
Cash flows from financing activities
Proceeds from exercised options	432	1,186	684	1,257
Repayment of mortgages	(548)	(4,948)	(1,020)	(5,496)
Proceeds from revolving credit facilities	40,000	69,376	40,000	148,814
Repayment of revolving facilities	—	(250,724)	—	(250,724)
Proceeds 4.75% Senior Notes	—	990,000	—	990,000
Principal elements of lease payments (2018: Financial lease obligation)	(8,356)	—	(14,885)	—
Repayment 6.00% Senior Secured Notes	—	(634,375)	—	(634,375)
Transaction costs 4.75% Senior Notes	—	(1,192)	(200)	(1,192)
Transaction costs revolving credit facility	(142)	(1,636)	(745)	(1,636)

Net cash flows from financing activities	31,386	167,687	23,834	246,648
Effect of exchange rate changes on cash	(189)	159	33	(81)

Net increase / (decrease) in cash and cash equivalents	(62,615)	78,227	(130,529)	95,079
Cash and cash equivalents, beginning of period	118,176	55,336	186,090	38,484

Cash and cash equivalents, end of period	55,561	133,563	55,561	133,563

(a)	Interest and fees paid is reported net of cash interest capitalized, which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 7 August 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEET: IFRS 16 IMPACT RECONCILIATION

(in €’000)

(unaudited)

	Three Months Ended			Six Months Ended
	Jun-30 2019 As Reported	Effect of change due to IFRS 16	Jun-30 2019 Excl. IFRS 16	Jun-30 2019 As Reported	Effect of change due to IFRS 16	Jun-30 2019 Excl. IFRS 16
Consolidated
Recurring revenue	149,975	—	149,975	295,253	—	295,253
Non-recurring revenue	8,501	—	8,501	14,754	—	14,754

Revenue	158,476	—	158,476	310,007	—	310,007
Gross profit	103,747	7,014	96,733	204,884	13,637	191,247
Gross profit margin	65.5%	4.5%	61.0%	66.1%	4.4%	61.7%
Operating income	29,552	1,265	28,287	59,391	2,799	56,593
Adjusted EBITDA	80,158	8,610	71,548	157,435	16,605	140,830
Adjusted EBITDA margin	50.6%	5.4%	45.1%	50.8%	5.4%	45.4%
Depreciation and amortisation	44,320	7,345	36,975	85,998	13,806	72,193
Net finance expense	17,148	3,072	14,076	33,810	6,151	27,659

France, Germany, the Netherlands, and the UK
Recurring revenue	100,673	—	100,673	197,536	—	197,536
Non-recurring revenue	4,962	—	4,962	9,399	—	9,399

Revenue	105,635	—	105,635	206,935	—	206,935
Operating income	33,584	1,130	32,454	66,896	2,271	64,625
Adjusted EBITDA	62,935	5,536	57,399	124,056	10,663	113,392
Adjusted EBITDA margin	59.6%	5.3%	54.3%	59.9%	5.1%	54.8%

Rest of Europe
Recurring revenue	49,302	—	49,302	97,717	—	97,717
Non-recurring revenue	3,539	—	3,539	5,355	—	5,355

Revenue	52,841	—	52,841	103,072	—	103,072
Operating income	20,628	132	20,496	41,637	508	41,128
Adjusted EBITDA	32,593	2,583	30,009	64,835	4,981	59,854
Adjusted EBITDA margin	61.7%	4.9%	56.8%	62.9%	4.8%	58.1%

Corporate and Other
Operating income	(24,660)	3	(24,663)	(49,142)	20	(49,162)
Adjusted EBITDA	(15,370)	491	(15,861)	(31,456)	961	(32,417)

	As at
	Jun-30 2019 As Reported	Effect of change due to IFRS 16	Jun-30 2019 Excl. IFRS 16
Consolidated
Non-current assets	2,479,211	408,447	2,070,763
Current assets	264,172	(18,551)	282,723
Non-current liabilities	1,693,608	368,478	1,325,130
Current liabilities	388,996	23,995	365,001

France, Germany, the Netherlands, and the UK
Total assets	1,968,376	280,707	1,687,669
Total liabilities	623,050	282,618	340,433

Rest of Europe
Total assets	685,304	105,928	579,376
Total liabilities	210,740	106,586	104,154

Corporate and Other
Total assets	89,703	3,261	86,443
Total liabilities	1,248,814	3,268	1,245,546

Press Release, 7 August 2019

INTERXION HOLDING NV

NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS: ADJUSTED NET INCOME RECONCILIATION

(in €‘000 — except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	Jun-30 2019	Jun-30 2018	Jun-30 2019	Jun-30 2018
Net income - as reported	8,614	582	17,013	12,238

Add back
+ Charges related to termination of financing arrangements(a)	—	11,171	—	11,171
+ M&A transaction costs	561	1,041	641	2,248

	561	12,212	641	13,419
Reverse
- Interest capitalized	(2,102)	(1,181)	(3,982)	(2,065)

	(2,102)	(1,181)	(3,982)	(2,065)
Tax effect of above add backs & reversals	385	(2,758)	835	(2,839)

Adjusted net income	7,458	8,855	14,507	20,753

Reported basic EPS: (€)	0.12	0.01	0.24	0.17
Reported diluted EPS: (€)	0.12	0.01	0.23	0.17

Adjusted basic EPS: (€)	0.10	0.12	0.20	0.29
Adjusted diluted EPS: (€)	0.10	0.12	0.20	0.29

(a)	These charges relate to the repayment of the 6.00% Senior Secured Notes due 2020 and the termination of our revolving credit facility agreements in 2Q18.

Press Release, 7 August 2019

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 7 August 2019

with Target Open Dates after 31 March 2019

Market	Project	CAPEX(a)(b) (€ million)	Equipped Space(a) (sqm)	Schedule
Amsterdam	AMS10: Phases 1 - 3 New Build	195	9,500	4Q 2019 - 3Q 2020(c)
Copenhagen	CPH2: Phases 3 - 5	18	1,500	2Q 2018 - 4Q 2019(d)
Dusseldorf	DUS2: Phase 3	5	500	1Q 2019 - 2Q 2019(e)
Frankfurt	FRA14: Phases 1 - 2 New Build	76	4,600	3Q 2019 - 4Q 2019(f)
Frankfurt	FRA15: Phases 1 - 4 New Build	177	9,600	2Q 2020 - 3Q 2021(g)
London	LON3: New Build	35	1,800	1Q 2019 - 3Q 2019(h)
Madrid	MAD3: New Build	44	2,700	2Q 2019 - 4Q 2019(i)
Marseille	MRS2: Phase 2 - 4	72	4,200	2Q 2018 - 4Q 2019(j)
Marseille	MRS3: Phases 1 - 2 New Build	111	4,700	1Q 2020 - 3Q 2020(k)
Paris	PAR7.2: Phase B (cont.) - C	47	2,500	2Q 2018 - 2Q 2019(l)
Stockholm	STO5: Phases 2 - 3	19	1,200	1Q 2018 - 2Q 2019(m)
Stockholm	STO6: Phase 1 - 2 New Build	21	1,100	2Q 2020 - 4Q 2020(n)
Vienna	VIE2: Phase 7 - 9	96	4,500	4Q 2017 - 4Q 2019(o)
Zurich	ZUR1: Phase 6	10	100	4Q 2019(p)
Zurich	ZUR2: Phases 1 - 2 New Build	93	3,600	3Q 2020(q)

Total		1,019	52,100

(a)	CAPEX and Equipped space are approximate and may change. SQM figures are rounded to nearest 100 sqm unless otherwise noted, and totals may not add due to rounding.
(b)	CAPEX reflects the total spend for the projects listed at full power and capacity and the amounts shown in the table above may be invested over time.
(c)	AMS10: Phase 1 (2,700 sqm) is scheduled to open in 4Q 2019; phase 2 (4,100 sqm) is scheduled to open in 1Q 2020, phase 3 (2,700 sqm) is scheduled to open in 3Q 2020.
(d)	CPH2: Phases 3 and 4 (900 sqm total) opened in 2Q 2018; phase 5 (600 sqm) is scheduled to open in 4Q 2019.
(e)	DUS2: Phase 3 partially opened (300 sqm) in 1Q 2019 and the remaining 200 sqm opened in 2Q 2019.
(f)	FRA14: Phase 1 (2,400 sqm) is scheduled to open in 3Q 2019; phase 2 (2,200 sqm) is scheduled to open in 4Q 2019.
(g)

FRA15: Phase 1 (2,300 sqm) is scheduled to open in 2Q 2020, Phase 2 (2,600 sqm) is scheduled to open in 4Q 2020, Phase 3 (2,400 sqm) is scheduled to open in 1Q 2021 and Phase 4 (2,400 sqm) scheduled to open in 3Q 2021.

(h)	LON3: Phase 1 (300 sqm) opened in 1Q 2019 and Phase 2 (600 sqm) opened in 2Q 2019. Phase 3 (900 sqm) is scheduled to open in 3Q 2019.
(i)	MAD3: 1,300 sqm opened in 2Q 2019, 700 sqm is scheduled to open in 3Q 2019 and 700 sqm is scheduled to open in 4Q 2019.
(j)	MRS2: Phase 2 (700 sqm) opened in 2018; Phase 3 (1,100 sqm) opened in 2Q 2019 and Phase 4 (2,500 sqm) is scheduled to open in 3Q - 4Q 2019.
(k)	MRS3: Phase 1 (2,300 sqm) is scheduled to open in 1Q 2020 and Phase 2 (2,400 sqm) is scheduled to open in 3Q 2020.
(l)	PAR7.2: Phase B (cont.) (500 sqm) opened in 2Q 2018; Phase C part (1,500 sqm) opened in 4Q 2018 and the remaining part (500 sqm) opened in 2Q 2019.
(m)	STO5: Phases 2-3 - 100 sqm opened in 1Q 2018; 300 sqm became operational in 2Q 2018; 800 sqm opened in 2Q 2019.
(n)	STO6: Phase 1 (500 sqm) is scheduled to open in 2Q 2020 and Phase 2 (600 sqm) is scheduled to open in 4Q 2020.
(o)	VIE2: Phases 7-9; 2,300 sqm opened in 4Q 2017 through 3Q 2018; 2,000 sqm opened in 2Q 2019. The remaining 200 sqm is scheduled to open in 4Q 2019.
(p)	ZUR1: Phase 6 (100 sqm) is scheduled to open in 4Q 2019.
(q)	ZUR2: Phase 1 and Phase 2 are scheduled to open in 3Q 2020 (together 3,600 sqm).